UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41433

Warrantee Inc.

6Floor, Otemachi One Tower,

1-2-1 Otemachi, Chiyoda-ku,

Tokyo 100-0004, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

 INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Warrantee Inc. (the “Company”) will issue a Notice of Convocation (the “Notice”) of the Company’s General Meeting of Shareholders (the “Meeting”) to be held at 11:00 a.m. (Japan Standard Time) on Friday, June 28, 2024 for the following purpose, as more fully described in the Notice:

•        Proposal: Reduction of stated capital

Shareholders are encouraged to read the Notice, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Further, on or about June 14, 2024, the Company will send (i) a voting instruction card to its Japanese stockholders (the “Japanese Card”) and (ii) a voting instruction card for holders to its American Depositary Shares, each representing one share of Company common stock (the “ADS Card”).

This report on Form 6-K does not constitute a proxy solicitation. Shareholders wishing to attend, and/or vote their shares at the Meeting should refer to, and follow the instructions set forth in, the Notice, and the Japanese Card or the ADS Card, as the case may be.

Any information contained in Company websites in respect of the Meeting is for referential purposes and shall not be deemed as part of this report on Form 6-K.

EXHIBIT INDEX

Exhibit No	Description
99.1	Notice of Convocation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Warrantee Inc.

By:	/s/ Yusuke Shono
Yusuke Shono
Chief Executive Officer and Director

Date: June 27, 2024